Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 22, 2007

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Dice Holdings, Inc. Amendment No. 4

Registration Statement on Form S-1 (File No. 333-141876)

Ladies and Gentlemen:

On behalf of Dice Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4” ) of the Company, together with Exhibits, marked to indicate changes from Amendment No. 3 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on June 18, 2007.

Amendment No. 4 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Pamela Long, dated June 18, 2007 (the “June 18 Comment Letter”) and a letter from Pamela Long dated June 20, 2007 (the “June 20 Comment Letter”). The discussion below is presented in the order of the numbered comments in the June 18 Comment Letter and the June 20 Comment Letter, respectively. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 4. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 4 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

June 18 Comment Letter

Compensation Discussion and Analysis, page 98

Senior Bonus Plan, page 100

1.	We note your response to comment 18 in our letter dated June 4, 2007 relating to the formula by which the bonus pool increases.

Dice Holdings, Inc.

Please reconcile the sentence in the fifth paragraph stating that the bonus pool is not increased solely on account of actual Adjusted EBITDA exceeding the target in a year to the first sentence in that paragraph, which states that actual Adjusted EBITDA must at least meet the target. For example, if true, state that if Adjusted EBITDA exceeds the target, but actual revenue did not exceed the budget target amount, the bonus pool would not be increased.

Response to Comment 1

The registration statement has been revised in response to the Staff’s comment. Please see page 101 to Amendment No. 4.

2.	Please clarify whether the formula for the bonus pool increase is the same every year or whether this formula was only used in 2006 and describe how it may change for 2007. Also, since the proposed 2007 bonus plan was approved by the board, if you have established the 2007 Adjusted EBITDA target and budget target amount for revenue, please disclose these amounts.

Response to Comment 2

The registration statement has been revised in response to the Staff’s comment. Please see pages 100-103 to Amendment No. 4.

June 20 Comment Letter

Unaudited Pro Forma Combined Consolidated Statement of Operations, page 37

1.	Please revise your pro forma consolidated statements of operations to present historical basic and diluted loss per share. Please also state the weighted average number of shares of common stock used to calculate basic and diluted loss per share.

Response to Comment 1

The registration statement has been revised in response to the Staff’s comment. Please see pages 39-40 to Amendment No. 4.

2.	Please revise note 5(d) to include your calculation of pro forma basic and diluted loss per share.

Response to Comment 2

The registration statement has been revised in response to the Staff’s comment to include the Company’s calculation of pro forma basic and diluted loss per share in footnote 6 to the Unaudited Pro Forma Financial Information. Please see page 43 to Amendment No. 4.

Dice Holdings, Inc.

Principal and Selling Stockholders, page 119

3.	With respect to the shares to be offered for resale by Quadrangle, Frank Nominees Limited and Rudd Family Trust, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.

Response to Comment 3

The registration statement has been revised in response to the Staff’s comment. Please see pages 121-123 to Amendment No. 4.

Dice Holdings, Inc. Consolidated Financial Statements for the Year Ended December 31, 2006

Consolidated Balance Sheets, page F-3

4.	Please remove your pro forma presentation as of December 31, 2006, as such presentation violates Article 11 of Regulation S-X and should only be presented for the most recent balance sheet date.

Response to Comment 4

The registration statement has been revised in response to the Staff’s comment. Please see page F-3 to Amendment No. 4.

Unaudited Pro Forma Information, page F-13

5.	Please revise your disclosure to include your calculation of pro forma basic and diluted loss per share. Please include such calculation in your March 31, 2007 consolidated financial statements disclosures.

Response to Comment 5

The registration statement has been revised in response to the Staff’s comment. Please see pages F-13 and F-44 to Amendment No. 4.

Exhibit 5.1 – Legal Opinion

6.	Please revise the first paragraph to clarify that Paul Weiss has acted as counsel to Dice.

Dice Holdings, Inc.

Response to Comment 6

The legal opinion has been revised in response to the Staff’s comment.

7.	The assumptions relating to corporate actions (authorization of and filing the certificate of incorporation) and selling stockholder actions (approval to convert the preferred shares and exercise of options) assume material facts underlying the opinion. Furthermore, counsel’s opinion with respect to the Secondary Shares already contemplates the Conversion and the 2005 Stock Plan and Option Agreements. Therefore, please delete these assumptions in the fourth paragraph.

Response to Comment 7

The legal opinion has been revised in response to the Staff’s comment.

8.	Please indicate how many Secondary Shares are being sold pursuant to the Conversion and how many Secondary Shares are being sold pursuant to the 2005 Stock Plan and Option Agreements.

Response to Comment 8

The legal opinion has been revised in response to the Staff’s comment.

9.	Where counsel refers to the General Corporation Law of the State of Delaware, counsel should confirm supplementally that it does not intend to exclude the Delaware Constitution and reported judicial decisions interpreting these laws. Counsel should file this correspondence on EDGAR, as it will be a part of the Commission’s official file regarding this registration statement. See Section VIII.A.14 of our November 14, 2000 Current Issues Outline.

Response to Comment 9

We confirm that we concur with the Staff’s understanding that the reference to the “General Corporation Law of the State of Delaware” includes the statutory provisions and all applicable provisions of the Delaware Constitution, as well as any reported judicial decisions interpreting these laws.

* * * *

Dice Holdings, Inc.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3360 or John C. Kennedy at (212) 373-3025.

Sincerely,

/s/ Brett D. Nadritch Brett D. Nadritch, Esq.

cc:	Brian P. Campbell, Esq.
Dice Holdings, Inc.
Michael Kaplan, Esq.
Davis Polk & Wardwell